UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

Current Report

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

April 30, 2026

Date of Report (Date of earliest event reported)

International Media Acquisition Corp.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-40687	86-1627460
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1221 Brickell Avenue, Miami, FL	33131
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (212) 960-3677

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock	IMAQ	None
Warrants	IMAQW	None
Rights	IMAQR	None
Units	IMAQU	None

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

Merger Agreement

As previously disclosed in the Current Report on Form 8-K filed by International Media Acquisition Corp., a Delaware corporation (“IMAQ” or “Parent”) with the Securities and Exchange Commission on April 9, 2025, IMAQ entered into a merger agreement (the “Original Merger Agreement”) with VCI Holdings Limited, a British Virgin Islands business company (“VCI”), and Vietnam Biofuels Development Joint Stock Company, a Vietnamese company (“VNB”).

On April 30, 2026, IMAQ entered into an amended and restated merger agreement (as amended from time to time, the “Merger Agreement”) by and among (i) IMAQ, (ii) VCI, (iii) Ethanol Quang Nam Production Company Limited (“EQN”, together with VCI and their respective subsidiaries, the “Company Group”), (iv) VNB, (v) Valix Limited, a British Virgin Islands business company (the “Purchaser”), and (vi) Newbio Merger Limited, a British Virgin Islands business company (“Merger Sub”), to amend and restate the Original Merger Agreement.

The Merger Agreement amended and restated the Original Merger Agreement to effect a change in structure of the business combination, whereby (a) on the Share Purchase Closing Date, the Company Group shall cause the shareholder of VCI (“VCI Shareholders”) to sell, transfer, convey, assign and deliver to the Purchaser, and the Purchaser shall purchase, acquire and accept from the VCI Shareholders all of the issued and outstanding shares and other equity interests in or of VCI (such share purchase, the “Share Purchase”) in exchange for 98,000,000 Purchaser Class A Ordinary Shares and 2,000,000 Purchaser Class B Ordinary Shares (the “Share Purchase Closing Payment Shares”); (b) after the Share Purchase Closing Date, Merger Sub will merge with and into IMAQ with IMAQ being the surviving entity (the “Reincorporation Merger Surviving Corporation”) and becoming a wholly owned subsidiary of the Purchaser (the “Reincorporation Merger”), and (c) following the Reincorporation Merger, the Reincorporation Merger Surviving Corporation shall convert to a business company with limited liability of the British Virgin Islands (the “Redomestication”). The Merger Agreement and the transactions contemplated therein were unanimously approved by the boards of directors of IMAQ. In addition to the foregoing, at the Closing Date, the Purchaser shall issue and deliver (i) the Additional Closing Shares, (ii) the Debt Shares (as defined in the Merger Agreement) and (iii) the Commitment Shares; each as described in the Merger Agreement.

Following the closing of the Reincorporation Merger (“Closing”), certain shareholders (the “Earnout Shareholders”) shall have the right to receive up to an aggregate of 27,000,000 Purchaser Class A Ordinary Shares (subject to equitable adjustment for share splits, dividends, and similar events), which shall vest as follows: (i) 10,000,000 Purchaser Class A Ordinary Shares if the volume-weighted average price of the Class A Ordinary Shares equals or exceeds $15.00 over any 20 trading days within any 30 trading day period during the five years following the Closing; (ii) 15,000,000 Purchaser Class A Ordinary Shares if the consolidated revenue and other income equals or exceeds $500,000,000 for any four consecutive fiscal quarters during the five years commencing from the first day of the fiscal quarter following the Closing; and (iii) 2,000,000 Purchaser Class A Ordinary Shares if the Purchaser declares a dividend of at least $20,000,000 in cash or equivalent value in treasury shares within three years following the Closing.

The Share Purchase, the Reincorporation Merger, the Redomestication, and other transactions contemplated by the Merger Agreement (the “Business Combination”) are expected to be consummated after obtaining the required approval by the shareholders of IMAQ and VCI and the satisfaction of certain other customary closing conditions.

A copy of the Merger Agreement is filed with this Current Report on Form 8-K as Exhibit 2.1, and is incorporated herein by reference, and the description of the Merger Agreement herein is qualified in its entirety by reference thereto.

All capitalized terms used herein, but not otherwise defined, shall have the respective meanings ascribed to such terms in the Merger Agreement.

Share Purchase, Reincorporation Merger and Redomestication

In accordance with the terms and subject to the conditions of the Merger Agreement, and in accordance with applicable laws, as part of the transactions contemplated by the Merger Agreement and the Additional Agreements (the “Transactions”), (a) on the Share Purchase Closing Date, the Company Group shall cause the VCI Shareholders to sell, transfer, convey, assign and deliver all of the issued and outstanding share and other equity interests of VCI in exchange for the Share Purchase Closing Payment Shares, (b) after the closing of the Share Purchase, at the effective time of the Reincorporation Merger (the “Reincorporation Merger Effective Time”), (i) every issued and outstanding units of IMAQ shall be separated automatically into its constituent securities, which will be converted automatically into respective securities of the Purchaser, as applicable. At the Reincorporation Merger Effective Time, all Parent Units shall cease to be outstanding and shall automatically be canceled and retired and shall cease to exist. The holders of issued Parent Units immediately prior to the Reincorporation Merger Effective Time shall cease to have any rights with respect to such Parent Units, and upon surrender of each certificate evidencing Parent Units, such certificate shall be exchanged for certificates representing the applicable number of Purchaser Class A Ordinary Shares and Purchaser Warrants. In addition, at the Reincorporation Merger Effective Time, (i) each issued and outstanding share of common stock in IMAQ shall automatically be cancelled and cease to exist in exchange for the right to receive, without interest, one class A ordinary share in the Purchaser (“Purchaser Class A Ordinary Share”), (ii) each issued and outstanding Parent Warrant shall remain outstanding but shall be automatically adjusted to become one Purchaser Warrant, which will continue to have, and be subject to, the same terms and conditions set forth in the warrant agreement dated as of July 28, 2021 by and between IMAQ and Continental Stock Transfer & Trust Company; and (iii) each Parent Right issued and outstanding shall be converted automatically into one-twentieth (1/20) of one Purchaser Class A Ordinary share, and all Parent Rights shall cease to be outstanding and shall automatically be cancelled and retired and shall cease to exist, with fractional shares to be either rounded down to the nearest whole share; and (c) following the Reincorporation Merger Effective Time, but no earlier than the day after the completion of the Reincorporation Merger, the Reincorporation Merger Surviving Corporation shall convert to a business company with limited liability of the British Virgin Islands in accordance with DGCL and the BVI Business Companies Act (as revised).

Representations and Warranties

The Merger Agreement contains certain representations and warranties of the parties thereto (with certain qualifications set out in the Merger Agreement and exceptions set forth in the disclosure schedule of the Merger Agreement). In the Merger Agreement, the Company Group has made representations and warranties with respect to (a) corporate existence and power, (b) authorization to enter into the Merger Agreement and related transactions, (c) governmental authorization, (d) non-contravention, (e) capital structure, (f) charter documents, (g) corporate records, (h) assumed names, (i) subsidiaries, (j) consents, (k) financial statements, (l) books and records, (m) absence of certain changes, (n) properties and title to the Companies Group’s assets, (o) litigation, (p) contracts, (q) licenses and permits, (r) compliance with laws and regulatory matters, (s) intellectual property, (t) customers and suppliers, (u) accounts receivable, payable and loans, (v) pre-payments, (w) employees, (x) employment matters, (y) withholding, (z) real property, (aa) tax matters, (bb) environmental laws, (cc) powers of attorney and suretyships, (dd) directors and officers, (ee) finders’ fees, (ff) certain business practices, (gg) sanctions and anti-money laundering laws, (hh) investment company status, (ii) government contracts, (jj) insurance, and (kk) other information.

In the Merger Agreement, the Purchaser has made representations and warranties with respect to, among other things, (a) corporate existence and power, (b) corporate authorization, (c) government authorization, (d) non-contravention, (e) capitalization, (f) issuance of Shares, (g) board approval, (h) litigation, and (i) compliance with laws.

In the Merger Agreement, IMAQ and its subsidiaries, if any (collectively, the “Parent Parties”) have made representations and warranties with respect to, among other things, (a) corporate existence and power, (b) corporate authorization to enter into the Merger Agreement and related transactions, (c) governmental authorization, (d) finders’ fees, (e) non-contravention, (f) capitalization, (g) information supplied, (h) IMAQ’s trust fund, (i) listing, (j) board approval, (k) SEC documents and financials, (l) litigation, (m) compliance with laws, and (n) investment company status.

Covenants Pending Closing

Each of the Company Group, the Purchaser and the Parent Parties have agreed, prior to the closing of the transactions contemplated by the Merger Agreement, to, and cause its Subsidiaries to, (a) conduct its respective business in the ordinary course, consistent with past practices; (b) not enter into any material transactions without the prior written consent of the other party; (c) use its commercially reasonable efforts to preserve intact its respective assets, keep available the services of its respective current officers and key employees and maintain in all material respects the current relationships with its respective suppliers, customers and other third parties; and (d) comply with all Laws applicable to it and its Subsidiaries and their respective businesses, assets and employees in all material respects. Each of the Company Group, the Purchaser and Parent Parties also agreed not to take certain specified actions without the prior written consent of the other party (which shall not be unreasonably withheld) prior to the closing of the transactions contemplated. Each of the Company Group, the Purchaser and the Parent Parties also agreed not to, directly or indirectly, take any action intended or designed to facilitate an Alternative Transaction as described in the Merger Agreement.

The Merger Agreement also contains covenants providing for:

●	The Company Group, the Purchaser and Parent Parties providing access to their respective assets, offices, properties, facilities, personnel and books and records and providing information relating to their respective business to the other party, its legal counsel and other representatives;

●	Each party promptly notifying the other party of certain events;

●	SEC filings and cooperation in making certain filings with the SEC;

●	The Company Group delivering its audited consolidated financial statements for the fiscal years ended December 31, 2023 and December 31, 2024 by no later than May 31, 2026;

●	Disbursement of funds in the trust account;

●	Directors’ and officers’ indemnification and insurance; and

●	The Company Group acknowledging and agreeing that they are aware, and have made their directors and officers of the Company Group aware, of the restrictions imposed by the laws and rules on a Person possessing material non-public information about a publicly traded company.

Covenants

The Company Group made certain covenants relating to, among other things: (a) reporting of taxes and compliance with laws; (b) obtaining third party consents; (c) delivery of annual and interim financial statements; (d) continued employment of certain key personnel and a two-year non-compete clause post-employment; (e) cooperation in connection with financing agreements; (f) obtaining VCI’s shareholder approval; (g) preparation of the Purchaser Incentive Plan prior to the SEC filing providing for equity awards of up to 10% of the Purchaser’s share capital; (h) completion of restructuring by the Closing Date; (i) covenant not to sue; and (j) providing all additional information requested by IMAQ before Closing.

Each party further made certain covenants relating to, among other things: (a) use commercially reasonable efforts to consummate and implement the transactions contemplated by the Merger Agreement and additional agreements thereto; (b) each party that is obligated under applicable law will pay all transfer taxes, file necessary returns, determine PFIC status and provide necessary information to shareholders for compliance; (c) at closing, all outstanding liabilities of the Parent Parties will be settled and paid in full; (d) compliance with all applicable agreements related to the IPO and Extension, including the registration rights agreement; (e) that Parent Parties, the Purchaser and the Company Group shall prepare and file with the SEC a registration statement and proxy statement and call a shareholder meeting following the registration statement’s effectiveness; (f) confidentiality; (g) Section 16 matters; (h) issuance of Commitment Shares; and (i) no restriction on IMAQ.

General Conditions to Closing

Consummation of the Merger Agreement and the transactions contemplated therein is conditioned on, among other things, (i) no provisions of any applicable law, and no order shall prohibit or prevent the consummation of the closing; (ii) there shall not be any action brought by a third party that is not an affiliate of the parties thereto to enjoin or otherwise restrict the consummation of the closing; (iii) the Share Purchase shall have been consummated and the applicable certificates and the Articles of Merger have been filed in the appropriate jurisdictions; (iv) the SEC shall have declared the registration statement effective, and no stop order suspending the effectiveness of the registration statement or any part thereof shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC and not withdrawn; (v) all applicable waiting periods (and any extension thereof) under the HSR Act or any other applicable anti-trust Laws shall have expired or been terminated; (vi) the approval of the Parent Shareholder Approval Matters during the IMAQ special meeting; (vii) the Merger Agreement, each of the additional agreements as described in the Merger Agreement and the transactions contemplated hereby and thereby, shall have been duly authorized and approved respectively by the board of directors and if applicable, the shareholders of VCI; and (viii) no event, change or occurrence that could have a Material Adverse Effect, (ix) all Additional Agreements having been duly executed and delivered by all parties, and are in full force and effect; and (x) the Parent Parties, the Purchaser and the Company Group shall have received copies of all Governmental Approvals, if any, and no such Governmental Approval shall have been revoked.

The Parent Parties’ Conditions to Closing

The Parent Parties’ obligation to close, in addition to the conditions described above, is subject to the satisfaction of the following conditions, which include, among other things, (a) each of the Purchaser and Company Group must fulfill all obligations by the closing date, in all material respects; (b) the representations and warranties of the Purchaser and the Company Group being true on and as of the date of the Merger Agreement and closing date of the transactions, other than as would not reasonably be expected to have a Material Adverse Effect; (c) all Company Group Consents having been obtained; (d) the Parent Parties having received a certificate signed by the Chief Executive Officer and Chief Financial Officer of VCI; (e) the Parent Parties having received a copy of the memorandum and articles of association, certificate of incorporation, resolutions authorizing the Merger Agreement, and a recent certificate of good standing from the jurisdiction in which VCI is incorporated; (f) the Parent Parties having received a duly executed valuation report or fairness opinion; (g) the Parent Parties having received duly executed customary opinions from VCI’s local counsel in British Virgin Islands and Vietnam; (h) the Parent Parties having received a copy of each of the Additional Agreements duly executed and delivered by all parties, which shall be in full force and effect; (i) the completion of the Restructuring; and (j) the Parent Parties having received the IFRS Financials.

VCI’s Conditions to Closing

VCI’s conditions to closing, in addition to the conditions described above, include, among other things, (a) the Parent Parties having duly performed or complied with all of its obligations under the Merger Agreement in all material respects; (b) the representations and warranties of the Parent Parties contained in the Merger Agreement being true on and as of the date of the Merger Agreement and closing date of the transactions, other than as would not reasonably be expected to have a material adverse effect; (c) no event having occurred that would result in a material adverse effect on the Parent Parties; (d) VCI having received a certificate signed by an authorized officer of Parent Parties; (e) from the date of the Merger Agreement until the closing date of the transactions, IMAQ shall have been in material compliance with reporting requirements under the Securities Act and the Exchange Act applicable to the Parent Parties; (f) the completion of Parent Shares Redemptions; (g) the appointment of directors designated by VCI to the board of directors of the Purchaser; and (h) the approval of the initial listing application of the Purchaser by Nasdaq.

Termination

The Merger Agreement may be terminated at any time prior to the closing:

●	by mutual written consent of the Parent and VCI.

●	by the Parent Parties, if (i) the IFRS Financials have not been delivered by June 30, 2026; (ii) Company Group breaches or fails to perform or comply with any of its representations, warranties, agreements or covenants contained in the Merger Agreement; and (iii) such breach would give rise to the failure of the relevant closing condition and cannot be cured or is not cured within ten (10) Business Days following receipt by VCI of a written notice of such breach, or a different date as mutually agreed by the Parent and VCI.

●	by VCI, if (i) the Parent Parties shall have breached or failed to perform or comply with any of its covenants, agreements, representations, and warranties contained in the Merger Agreement; and (ii) such breach would give rise to the failure of the relevant closing condition and cannot be cured or is not cured within ten (10) Business Days following receipt by the Parent Parties of a written notice of such breach or a different date as mutually agreed by the Parent and VCI.

Survival of Representations, Warranties and Covenants

The representations, warranties and covenants contained in the Merger Agreement shall not survive the Closing.

Additional Agreements to be Executed at Closing

The Merger Agreement provides that, upon consummation of the transactions, the parties will enter into the following additional agreements.

Registration Rights Agreement

The parties agree to enter into a registration rights agreement (the “Registration Rights Agreement”) with respect to the resale of the Commitment Shares, the Share Purchase Closing Payment Shares and the Additional Closing Shares, in the form to be mutually agreed upon by the Purchaser and VCI.

Lock-up Agreement

The parties agree to enter into a lock-up agreement in the form and substance to be mutually agreed upon by IMAQ and the Company at the closing of the Transactions.

The Merger Agreement and the additional agreements described above have been included to provide investors with information regarding their respective terms. They are not intended to provide any other factual information about IMAQ, the Company Group or the other parties thereto. In particular, the assertions embodied in the representations and warranties in the Merger Agreement were made as of a specified date, are modified or qualified by information in one or more disclosure letters prepared in connection with the execution and delivery of the Merger Agreement, may be subject to a contractual standard of materiality different from what might be viewed as material to investors, or may have been used for the purpose of allocating risk between the parties. Accordingly, the representations and warranties in the Merger Agreement are not necessarily characterizations of the actual state of facts about IMAQ, the Company Group or the other parties thereto at the time they were made or otherwise and should only be read in conjunction with the other information that IMAQ makes publicly available in reports, statements and other documents filed with the SEC. IMAQ’s and VCI’s stockholders, members, managers and security holders are not third-party beneficiaries under the Merger Agreement.

The foregoing description of the Merger Agreement, the Share Purchase, the Reincorporation Merger, the Redomestication and other transactions contemplated by the Merger Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Merger Agreement and related agreements. The Merger Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of such agreement or other specific dates set forth thereunder. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement. The Merger Agreement has been included as Exhibit 2.1 to this Current Report on Form 8-K (this “Current Report”) to provide information regarding its terms. It is not intended to provide any other factual information about IMAQ, the Purchaser, VCI, EQN, VNB, or any other party to the Merger Agreement or any related agreement. In particular, the representations, warranties, covenants and agreements contained in the Merger Agreement, which were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to the Merger Agreement, are subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts) and are subject to standards of materiality applicable to the contracting parties that may differ from those applicable to investors and security holders. Investors and security holders are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties, covenants and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in IMAQ’s public disclosures.

Additional Information and Where to Find It

The Merger Agreement will be submitted to shareholders of IMAQ for their consideration and approval. IMAQ and the Purchaser intend to jointly file a registration statement (the “Registration Statement”) with the SEC which will include preliminary and definitive proxy statements to be distributed to IMAQ’s shareholders in connection with IMAQ’s solicitation for proxies for the vote by IMAQ’s shareholders in connection with the Merger Agreement and other matters as described in the Registration Statement, as well as a prospectus relating to the offer of the securities to be issued to VCI’s shareholders in connection with the completion of the Merger Agreement. After the Registration Statement is filed and declared effective, IMAQ will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the Merger Agreement. IMAQ’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with IMAQ’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the Merger Agreement, because these documents will contain important information about IMAQ, Company Group and the Merger Agreement. Shareholders may also obtain a copy of the preliminary and definitive proxy statements and the prospectus, once available, as well as other documents filed with the SEC regarding the Merger Agreement and other documents filed with the SEC by IMAQ, without charge, at the SEC’s website located at www.sec.gov or by directing a request to IMAQ.

Participants in The Solicitation

Each of IMAQ, VCI and their respective directors, executive officers and other members of management and employees, under SEC rules, may be deemed to be “participants” in the solicitation of proxies from shareholders of IMAQ in favor of the proposed business combination. Information about IMAQ’s directors and officers is set forth in IMAQ’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, and IMAQ’s other filings with the SEC. Additional information concerning the interests of IMAQ’s participants in the solicitation, which may, in some cases, be different than those of IMAQ’s shareholders generally, will be set forth in the Registration Statement relating to the proposed business combination when it becomes available. These documents are available free of charge at the SEC’s web site at www.sec.gov.

Important Information for Investors and Stockholders

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Forward Looking Statements

Certain statements included in this Current Report on Form 8-K are not historical facts but are forward-looking statements. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other performance metrics and projections of market opportunity. These statements are based on various assumptions, whether or not identified in this Current Report on Form 8-K and on the current expectations of IMAQ’s, the Purchaser’s and the VCI’s respective management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of IMAQ, the Purchaser and VCI. Some important factors that could cause actual results to differ materially from those in any forward-looking statements could include changes in domestic and foreign business, market, financial, political and legal conditions.

Any forward-looking statements are provided for illustrative purposes only and are not intended to serve, and must not be relied on by any investor, as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of IMAQ, the Purchaser and the Company Group. These forward-looking statements are subject to a number of risks and uncertainties, including, the inability of the parties to successfully or timely consummate the transaction, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect IMAQ, the Purchaser, the Company Group or the combined company or the expected benefits of the transaction; the failure to obtain approval of the shareholders of IMAQ or VCI; the failure to realize the anticipated benefits of the proposed transaction; matters discovered by the parties as they complete their respective due diligence investigation of the other party; costs related to the proposed transactions; IMAQ’s failure to satisfy the conditions to the consummation the proposed transactions, including the approval of the Merger Agreement, the Additional Agreements and the other transactions contemplated hereby or thereby by the stockholders of IMAQ, the risk that the proposed transactions may not be completed by the stated deadlines and the potential failure to obtain an extension of the stated deadlines; the outcome of any legal proceedings that may be instituted against IMAQ, the Purchaser or VCI related to the proposed transactions; the attraction and retention of qualified directors, officers, employees and key personnel following the proposed transactions, combined company’s ability following the proposed transactions to compete effectively in a highly competitive market; the ability to protect and enhance VCI’s corporate reputation and brand; the impact from future regulatory, judicial, and legislative changes in VCI’s industry; the uncertain effects of any pandemics; the risk of downturns and the possibility of rapid change in the highly competitive industries in which the Company Group operates or the markets that the Company Group targets; future financial performance of IMAQ following the transaction; the ability of the Company Group to forecast and maintain an adequate rate of revenue growth and appropriately plan its expenses; the risk that the transaction disrupts current plans and operations of the Company Group as a result of the announcement and consummation of the transaction; the possibility that the Company Group may be adversely affected by other economic, business, regulatory, and/or competitive factors; the evolution of the markets in which the Company Group competes, including technological changes and other trends affecting the biofuel industry; the ability of the Company Group to implement its existing strategic initiatives and continue to innovate; the risk that the Company Group may not be able to execute its growth strategy and the timing of expected business milestones; and the risk of declines or disruptions in the Vietnamese economy. The foregoing list of risks is not exhaustive.

Item 9.01. Financial Statements and Exhibits

(c) Exhibits:

Exhibit No.	Description
2.1	Amended and Restated Merger Agreement, dated as of April 30, 2026, by and among VCI Holdings Limited, Ethanol Quang Nam Production Company Limited, Vietnam Biofuels Development Joint Stock Company, Valix Limited, Newbio Merger Limited and International Media Acquisition Corp.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 5, 2026

INTERNATIONAL MEDIA ACQUISITION CORP.

By:	/s/ Yu Fang Chiu
Name:	Yu-Fang Chiu
Title:	Chief Executive Officer and Chief Financial Officer